Exhibit 99.1

Heritage Commerce Corp to Participate at the D.A. Davidson 17th Annual Financial Institutions Conference on May 11 – 13, 2015, in Denver, CO

San Jose, CA – May 12, 2015 — **Heritage Commerce Corp (Nasdaq: HTBK),** the holding company (the "Company") for Heritage Bank of Commerce (the "Bank"), today announced that management will present at the D.A. Davidson 17th Annual Financial Institutions Conference at the Embassy Suites in Denver, Colorado. Walter T. Kaczmarek, President and Chief Executive Officer, is scheduled to present on Wednesday, May 13, 2015 at 8:35 a.m., Mountain Daylight Time (MDT). The presentation will be archived for 90 days after the conference, and can be viewed at http://wsw.com/webcast/dadco29/htbk.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Danville, Fremont, Gilroy, Hollister, Los Altos, Los Gatos, Morgan Hill, Pleasanton, Sunnyvale, and Walnut Creek. Heritage Bank of Commerce is an SBA Preferred Lender. Bay View Funding, a subsidiary of Heritage Bank of Commerce, is based in Santa Clara and provides business‑essential working capital factoring financing to various industries throughout the United States. For more information, please visit www.heritagecommercecorp.com.